Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

July 7, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds Tiffany Posil Pamela Howell Joanna Lam Tia Kenkins

Re:	CareDx, Inc. Registration Statement on Form S-1 filed on the date hereof

Ladies and Gentlemen:

On behalf of our client, CareDx, Inc. (“CareDx” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 1, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-l (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2).

For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from the Registration Statement filed on June 25, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on June 25, 2014), all page references herein correspond to the page of Amendment No. 2.

U.S. Securities and Exchange Commission

July 7, 2014

Principal Stockholders, page 141

1.	Please revise to clarify how you arrived at the number of shares outstanding prior to and after the offering. For example, if such number reflects a reverse stock split which has not been effected, please indicate as much. Please also advise us how you calculated the percentage of shares beneficially owned prior to the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 141 of Amendment No. 2 to clarify how the Company arrived at the number of shares outstanding prior to and after the offering.

The Company supplementally advises the Staff that the percentage of shares beneficially owned prior to the offering was calculated for each listed person by dividing (i) the total shares beneficially owned by such person prior to the offering (including shares subject to options or warrants held by such person that were exercisable within 60 days of June 15, 2014) by (ii) the total shares outstanding prior to the offering (including shares subject to options or warrants held by such person that were exercisable within 60 days of June 15, 2014). Shares exercisable pursuant to options and warrants held by other persons were not included in the numerator or denominator, except when calculating the percentage of shares beneficially owned by all directors and officers as a group, in which case shares subject to options or warrants held by such officers and directors that were exercisable within 60 days of June 15, 2014 were included in the numerator and denominator.

2.	We note the removal of Integral Capital Partners VI, L.P. as a more than 5% beneficial owner. Please advise us how you determined that Integral Capital Partners VI, L.P. is no longer a more than 5% beneficial owner.

The Company supplementally advises the Staff that the issuance of 888,135 (post-split) shares in connection with the Company’s acquisition of ImmuMetrix, Inc. on June 10, 2014 resulted in dilution to all existing stockholders of the Company, including Integral Capital Partners VI, L.P. As a result of the issuance of shares in connection with the ImmuMetrix acquisition, Integral’s percentage ownership of the total shares outstanding prior to the offering decreased from 5.50% to 4.87%.

* * * *

U.S. Securities and Exchange Commission

July 7, 2014

The Company supplementally advises the Staff that it intends to complete a one for 6.85 reverse split of its outstanding common and preferred stock prior to the effectiveness of the Registration Statement. The Company has revised the disclosure on page 13 and elsewhere in the Registration Statement to this effect.

Please direct any questions regarding the Company’s responses or Amendment No. 2 to me at (650) 493-9300 or akharal@wsgr.com.

Sincerely,

/s/ Asaf H. Kharal

cc:

Peter Maag, CareDx, Inc.

Michael J. Danaher, Wilson Sonsini Goodrich & Rosati, P.C.

Glenn R. Pollner, Gibson Dunn & Crutcher LLP